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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.        )*

New Brunswick Scientific Co., Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

642876106

(Cusip Number)

April 19, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 642876106

1.	Name of Reporting Person: Banque Carnegie Luxembourg S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power:

		6.	Shared Voting Power: 731,400

		7.	Sole Dispositive Power:

		8.	Shared Dispositive Power: 731,400

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 731,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.42%

12.	Type of Reporting Person: HC/BK

13G
CUSIP No.

1.	Name of Reporting Person: Carnegie Global Healthcare Fund Management Company S.A		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power:

		6.	Shared Voting Power: 731,400

		7.	Sole Dispositive Power:

		8.	Shared Dispositive Power: 731,400

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 731,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.42%

12.	Type of Reporting Person: IV

13G
CUSIP No.

1.	Name of Reporting Person: Carnegie Bank A/S		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Denmark

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power:

		6.	Shared Voting Power: 731,400

		7.	Sole Dispositive Power:

		8.	Shared Dispositive Power: 731,400

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 731,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.42%

12.	Type of Reporting Person: HC/BK

13G
CUSIP No.

1.	Name of Reporting Person: D Carnegie & Co. AB		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Sweden

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power:

		6.	Shared Voting Power: 731,400

		7.	Sole Dispositive Power:

		8.	Shared Dispositive Power: 731,400

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 731,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.42%

12.	Type of Reporting Person: HC

13G
CUSIP No.

1.	Name of Reporting Person: Carnegie Kapitalforvaltning AB		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Sweden

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power:

		6.	Shared Voting Power: 731,400

		7.	Sole Dispositive Power:

		8.	Shared Dispositive Power: 731,400

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 731,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.42%

12.	Type of Reporting Person: IA

Item 1(a). Name of Issuer

The name of the issuer is New Brunswick Scientific Co., Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices

The address of the issuer’s principal executive offices is 44 Talmadge Road, Edison, New Jersey 08818-4005.

Item 2(a). Name of Person Filing

Banque Carnegie Luxembourg S.A.
Carnegie Global Healthcare Fund Management Company S.A.
Carnegie Bank A/S
D Carnegie & Co. AB
Carnegie Kapitalforvaltning AB

Item 2(b). Address of Principal Business Office or, if None, Residence

Banque Carnegie Luxembourg S.A.
Carnegie Global Healthcare Fund Management Company S.A.
Centre Europe
5, Place de la Gare
L-1616 Luxembourg
Grand-Duchy of Luxembourg

Carnegie Bank A/S
Overgaden neden Vandet 9B
DK-1023
Copenhagen K
Denmark

D Carnegie & Co AB
Vastra Tradgardsgatan 15
SE-103 38, Stockholm
Sweden

Carnegie Kapitalforvaltning AB
Vastra Tradgardsgatan 15
SE-103 38, Stockholm

Item 2(c). Citizenship

Banque Carnegie Luxembourg S.A. — Luxembourg
Carnegie Global Healthcare Fund Management Company S.A. — Luxembourg
Carnegie Bank A/S — Denmark
D Carnegie & Co. AB — Sweden

Carnegie Kapitalforvaltning AB — Sweden

Item 2(d). Title of Class of Securities

Common Stock

Item 2(e). CUSIP Number

642876106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4. Ownership

(a)	Amount beneficially owned by the group: 731,400.

Each of Banque Carnegie Luxembourg S.A., Carnegie Bank A/S, D Carnegie & Co. AB, and Carnegie Kapitalforvaltning AB declares that the filing of this Schedule 13G shall not be construed as an admission that it is, for purposes of Section 13(d) of the Exchange Act or otherwise, the beneficial owner of any of the shares covered by this Schedule 13G, and they hereby disclaim beneficial ownership. Carnegie Global Healthcare Fund Management Company S.A. makes independent decisions through its Investment Manager, Carnegie Kapitalforvaltning AB.

(b)	Percent of class: 9.42%

(c)	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 731,400

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 731,400

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which acquired the Security Being Reported on by the Parent Holding Company

Carnegie Global Healthcare Fund Management Company S.A. is a wholly owned subsidiary of Banque Carnegie Luxembourg S.A. Banque Carnegie Luxembourg S.A. is a wholly owned subsidiary of Carnegie Bank A/S, which in turn is a wholly owned subsidiary of D Carnegie & Co. AB. Carnegie Kapitalforvaltning AB is the Investment Manager for Carnegie Global Healthcare Fund Management Company S.A.

Item 8. Identification and Classification of Members of the Group

Carnegie Global Healthcare Fund Management Company S.A. is a wholly owned subsidiary of Banque Carnegie Luxembourg S.A. Banque Carnegie Luxembourg S.A. is a wholly owned subsidiary of Carnegie Bank A/S, which in turn is a wholly owned subsidiary of D Carnegie & Co. AB. Carnegie Kapitalforvaltning AB is the Investment Manager for Carnegie Global Healthcare Fund Management Company S.A.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 25, 2003

Banque Carnegie Luxembourg S.A.(1)

/s/ W. T. Eggleston, Jr.

	Name:	W. T. Eggleston, Jr.
	Title:	Attorney-in-Fact

(1)	Pursuant to the Joint Filing Agreement attached hereto as Exhibit A among Carnegie Global Healthcare Fund Management Company S.A., Banque Carnegie Luxembourg S.A., Carnegie Bank A/S, D Carnegie & Co. AB, and Carnegie Kapitalforvaltning AB, this Schedule 13G is filed on behalf of each of them.

EXHIBIT A

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of New Brunswick Scientific Co., Inc. and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date: February 25, 2003

Banque Carnegie Luxembourg S.A.

/s/ W. T. Eggleston, Jr.

	Name:	W. T. Eggleston, Jr.
	Title:	Attorney-in-Fact

Carnegie Global Healthcare Fund Management Company S.A.

/s/ W. T. Eggleston, Jr.

	Name:	W. T. Eggleston, Jr.
	Title:	Attorney-in-Fact

Carnegie Kapitalforvaltning AB

/s/ W. T. Eggleston, Jr.

	Name:	W. T. Eggleston, Jr.
	Title:	Attorney-in-Fact

Carnegie Bank A/S

/s/ W. T. Eggleston, Jr.

	Name:	W. T. Eggleston, Jr.
	Title:	Attorney-in-Fact

D Carnegie & Co. AB

/s/ W. T. Eggleston, Jr.

	Name:	W. T. Eggleston, Jr.
	Title:	Attorney-in-Fact